Exhibit 3.1

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

FOCUS UNIVERSAL INC.

a Nevada corporation

1.	The name of the corporation is Focus Universal Inc. (the “Corporation”).

2.	The Articles of Incorporation have been amended as follows:

Article FOURTH of the Third Amended and Restated Articles of Incorporation is hereby amended by inserting the following language as the beginning of the Article:

“Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each 10 shares of Common Stock, issued and outstanding immediately prior to the Effective Time, will automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”), subject to the treatment of fractional share interests as described below. The par value of the Common Stock following the Reverse Stock Split shall remain $0.001 per share. No fractional shares shall be issued upon the Reverse Stock Split. if the Reverse Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, entitle the holder who would otherwise be entitled to a fraction share of Common Stock to receive a cash payment (the “Fractional Share Payment”) equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share of Common Stock on the date of the Effective Time as reported by the Nasdaq Capital Market (as adjusted to give effect to the Reverse Split); provided that, whether or not fractional shares would be issuable as a result of the Reverse Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified. With respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

3.	The vote by which the stockholders holding shares in the Corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment is: Shares representing 51.69% of the outstanding voting power were voted in favor of the amendment.

4.	Effective date of filing: February 4, 2026 at 9:01 p.m.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Articles of Incorporation to be executed by a duly authorized officer on this 4th day of February, 2026.

/s/ Desheng Wang

Desheng Wang, Chief Executive Officer